Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 10, 2005, except for the second paragraph of the fixed asset section of Note 1 and the last two paragraphs of Note 13, the date of which is November 2, 2005, accompanying the consolidated financial statements and our report dated March 10, with respect to management’s assessment of the effectiveness of internal control over financial reporting of BKF Capital Group, Inc. and Subsidiaries (the “Company”) included in the Annual Report on Form 10-K/A for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said reports in the Registration Statements of the Company on Form S-8 (File Nos. 333-50132 and
333-75014).
/s/ GRANT THORNTON LLP
New York, New York
November 2, 2005